Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated July 30, 2013

File No. 333-189368

August 8, 2013

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated July 30, 2013 (the “Preliminary Prospectus”) included in Amendment No. 3 to the registration statement on Form S-1 (Commission File No. 333-189368). The following information supplements and updates the information contained in the Preliminary Prospectus. References to “we,” “us” and “our” and other defined terms are used in the manner described in the Preliminary Prospectus.

To review a filed copy of the Preliminary Prospectus included in Amendment No.  3 to the registration statement on Form S-1, click on the following link:

http://www.sec.gov/Archives/edgar/data/1574815/000119312513308546/d520315ds1a.htm

Price to public:	$14.00 per share

Trade date:	August 9, 2013

Closing date:	August 14, 2013

Common stock offered by us:	4,411,765

Common stock offered by the selling stockholders:	2,588,235

Total common stock offered:	7,000,000

Common stock to be outstanding immediately after this offering:	26,064,373, following the issuance and sale by the Company of 4,411,765 shares of our common stock in this offering, the reclassification of all outstanding shares of our Class A voting common and Class B non-voting common stock into an aggregate of 14,460,717 shares of a single class of common stock and the reclassification of all outstanding shares of our Class A junior preferred stock, Class B senior preferred stock and Class C convertible preferred stock into an aggregate of 7,191,891 shares of common stock.

Option to purchase additional shares from the selling stockholders:	1,050,000

Proceeds:

We expect to receive net proceeds from this offering of approximately $55.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay approximately $46.2 million of the outstanding balances under our Revolver and to pay a fee of $9.0 million to Gores to terminate our management services agreement with Gores.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 888-603-5847, email: barclaysprospectus@broadridge.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 800-831-9146.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.